[redacted]

04013397

SO 8/31/04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Ard 8/31/04

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- ~~3406~~ 5043

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM / DD / YY) AND ENDING June 30, 2004 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

John A Siberell & Co

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Key Bank Bldg Room 824

(No. and Street)

202 So Michigan St

South Bend, IN 46601

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don and/or John Siberell 574 232 4855

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - - if individual, state last, first, middle name)

Frizzo, App & Associates LLP

220 West High St Elkhart, IN 46516

(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (1-78)

2-08

OATH OR AFFIRMATION

I, John A Siberell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John A Siberell & Co ,as of June 30 , 192004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

General Partner

Title

Notary Public

PAULETTA P. GREEN
A Resident of St. Joseph County, IN
My Commission Expires
November 13, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN A. SIBERELL & CO.
STATEMENT OF FINANCIAL CONDITION
June 30, 2004

ASSETS	
Current Assets	
Cash and Cash Equivalents	$1,941,103
Deposits in Clearing Funds and Special Reserve	56,706
Receivables from Customers on Cash and Margin Accounts	207,839
Total Current Assets	2,205,648
Other Assets	
Exchange Membership (at cost)	8,350
Office Furnishings and Auto (after accumulated depreciation of $19,247)	1,393
Total Other Assets	9,743
TOTAL ASSETS	$2,215,391
LIABILITIES AND PARTNERSHIP CAPITAL	
Current Liabilities	
Payables to Customers	$71,387
Payables to Non-Customers	11
Total Current Liabilities	71,398
Partnership Capital	2,143,993
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$2,215,391

REPORT OF INDEPENDENT AUDITORS

To the Partners
John A. Siberell & Co.
South Bend, Indiana

We have audited the statement of financial condition of John A. Siberell & Co. as of June 30, 2004. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of John A. Siberell & Co. as of June 30, 2004 in conformity with generally accepted accounting principles.

Frizzo, App & Associates LLP

Frizzo, App & Associates LLP
July 15, 2004

See accompanying notes to the financial statement.

Frizzo, App & Associates LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT AUDITORS

To the Partners
John A. Siberell & Co.
South Bend, Indiana

We have audited the accompanying statement of financial condition of John A. Siberell & Co. as of June 30, 2004 and the related statements of income and partnership capital and cash flows for the year then ended. These financial statements are the responsibility of the management of John A. Siberell & Co. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John A. Siberell & Co. as of June 30, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frizzo, App + Associates LLP

Frizzo, App & Associates LLP
July 15, 2004